UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)
                                              --

                      CHAMPION INTERNATIONAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   15852 51 0
- --------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 545-2920
- --------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  June 26, 1995
- --------------------------------------------------------------------------------
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement __.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
 CUSIP No. 15852 51 0
- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/   /
       N/A                                                      (b)/   /
- --------------------------------------------------------------------------------
3 SEC USE ONLY
- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
       WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                              /___/
       N/A
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- --------------------------------------------------------------------------------
               7 SOLE VOTING POWER
   NUMBER OF       14,517,800
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY            43,453
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         14,517,800
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                       43,453
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,561,253
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.6%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        HC
- --------------------------------------------------------------------------------

                                AMENDMENT NO. 14

                                      to

                                  SCHEDULE 13D

                                relating to the

                    Common Stock, $0.50 par value per share

                                      of

                       CHAMPION INTERNATIONAL CORPORATION

  This Amendment No. 14 to Schedule 13D filed by Loews Corporation, a Delaware corporation, ("Loews"), relates to the Common Stock, $0.50 par value per share (the "Shares"), of Champion International Corporation, a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
           --------------------------------------------------------

  Item 6 is hereby supplemented as follows:

  "On June 26, 1995 Loews reached an agreement providing for the sale of 5,000,000 Shares owned by Loews through Goldman, Sachs & Co., as underwriter (the "Underwriter"). The price to the public is $52.45 per Share, and the underwriting discount is $0.6294 per Share. In addition, Loews has granted to the Underwriter an over-allotment option to purchase up to an additional 500,000 Shares. Loews understands that the Underwriter intends to exercise the over-allotment option in full. Loews further understands that of the Shares being sold by it, the Issuer has agreed to purchase 2,000,000 Shares at the public offering price. The sale of the Shares is expected to be consummated on or about June 30, 1995.

  "Loews has also agreed not to offer, sell or otherwise dispose of any Shares in addition to the foregoing 5,500,000 Shares for 90 days after June 26, 1995 without the prior written consent of the Underwriter, provided that the fore-going agreement will terminate if at any time during such 90-day period the closing price of the Shares on the New York Stock Exchange exceeds $57.45 per Share.

  "If all of the 5,500,000 Shares are sold by Loews, Loews would own directly 9,017,800 Shares, representing approximately 9.6% of the Shares outstanding (or approximately 9.85% of the Shares outstanding after giving effect to the purchase by the Issuer of 2,000,000 Shares as noted above).

  "Separately, the Issuer announced that it has called for redemption all of its 6.5% Convertible Subordinated Debentures due April 15, 2011 (the "Debentures"). As previously reported, a subsidiary of Loews owns $1,510,000 principal amount of the Debentures, which are convertible into 43,453 Shares."

Item 7.    Material To Be Filed as Exhibits
          --------------------------------

  Exhibit 99.01  -  Press Release by the Issuer, dated June 27, 1995.

                                    SIGNATURE
                                    ---------


  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                                      LOEWS CORPORATION



Dated:   June 27, 1995                          By:   Guy A. Kwan
                                                      Controller